================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  -----------


                                 CRIIMI MAE Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950241109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Barry S. Blattman
                                  BREF One, LLC
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 417-7276

                                 with a copy to:

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  July 27, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 13 Pages

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================


-------------------------------------------------------              -------------------------------------------------------------
                                                                                         Page 2 of 13 Pages
-------------------------------------------------------              -------------------------------------------------------------
-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                        BREF One, LLC

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- ---------------------------------------- --------------------------------------------------------------------------

-------------------------------------------------------              -------------------------------------------------------------
                                                                                         Page 3 of 13 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Brascan Corporation

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

-------------------------------------------------------              -------------------------------------------------------------
                                                                                         Page 4 of 13 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Partners Limited (formerly known as EdperPartners Limited)

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------


-------------------------------------------------------              -------------------------------------------------------------
                                                                                         Page 5 of 13 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Barry S. Blattman

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------

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                                                     Page 6 of 13 Pages
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           This Amendment No. 2 amends the Schedule 13D filed February 3, 2003
(the "Schedule 13D"), as amended by Amendment No. 1 filed February 23, 2005, and is filed by BREF One, LLC ("BREF One"), Brascan Corporation ("Brascan"), Partners Limited (formerly known as EdperPartners Limited) and Barry S. Blattman, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CRIIMI MAE Inc. (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the
Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

           Item 2 of the Schedule 13D is supplemented as follows:

           (a) Schedule II hereto sets forth a list of all the directors and executive officers, and their respective principal occupations and addresses, of Brascan.

           (d)-(e) During the last five years, none of Brascan and, to Brascan's knowledge, the persons set forth on Schedule II hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Set forth on Schedule II hereto is the citizenship of each of the directors and executive officers of Brascan.


ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is supplemented as follows:

           As reported in Amendment No. 1 to the Schedule 13D, on February 22, 2005, in response to invitations sent by the Company to a number of potential interested parties, BREF Partners, an affiliate of the Reporting Persons, submitted a preliminary indication of interest (the "Preliminary Indication of Interest") for the purchase of all the outstanding shares of the Common Stock not already owned by BREF Partners and its affiliates at a significant premium to the Company's adjusted book value as of December 31, 2004. The Preliminary Indication of Interest was non-binding and was only an expression of BREF Partners' then-current intention.

           On July 27, 2005, BREF Partners sent a letter to the Company's financial advisor, Citigroup Global Markets Inc. indicating that it no longer is interested in pursuing a transaction involving an acquisition of the Company or its assets. A copy of BREF Partners' letter is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is supplemented as follows:

-----------------------------------    -----------------------------------------
                                                     Page 7 of 13 Pages
-----------------------------------    -----------------------------------------

           (a)-(b) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. As of July 27, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,549,452 shares of Common Stock composed of (i) 1,212,617 shares of outstanding Common Stock and (ii) 336,835 shares of Common Stock purchasable under a warrant held by BREF One. Such shares constitute approximately 9.7% of the issued and outstanding shares of the Common Stock (based upon the 15,587,827 shares of the Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2005, plus the shares of Common Stock purchasable under the warrant described above). Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares.

           As of July 27, 2005, Jeffrey M. Blidner, managing partner and chairman of Brascan, beneficially owns 3,550 shares of Common Stock (comprised of 2,500 options to acquire Common Stock that are currently exercisable, and 1,050 restricted stock units (representing 1,050 notional shares of Common Stock) that are currently settleable under certain circumstances pursuant to the Company's Deferred Compensation Plan), representing a nominal percentage of the issued and outstanding shares of the Common Stock, of which Mr. Blidner would have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares. Mr. Blidner disclaims beneficial ownership of the shares beneficially owned by the Reporting Persons.

           As of July 27, 2005, Bruce K. Robertson, president and chief executive officer of Brascan Asset Management, a subsidiary of Brascan, beneficially owns 1,362 shares of Common Stock (comprised of 1,362 restricted stock units (representing 1,362 notional shares of Common Stock) that are currently settleable under certain circumstances pursuant to the Company's Deferred Compensation Plan), representing a nominal percentage of the issued and outstanding shares of the Common Stock ,of which Mr. Robertson would have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares. Mr. Robertson disclaims beneficial ownership of the shares beneficially owned by the Reporting Persons.

           (c) None of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons have effected any transaction in the Common Stock during the past 60 days, except that (i) Bruce K. Robertson received 298 restricted stock units (representing 298 notional shares of Common Stock) on July 1, 2005, in respect of fees received for serving on the Board of Directors of the Company and (ii) Jeffrey M. Blidner received 229 restricted stock units (representing 229 notional shares of Common Stock) on July 1, 2005, in respect of fees received for serving on the Board of Directors of the Company.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.6 Letter, dated July 27, 2005, from BREF Partners to the Company's financial advisor, Citigroup Global Markets Inc.

-----------------------------------    -----------------------------------------
                                                     Page 8 of 13 Pages
-----------------------------------    -----------------------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2005

                                          BREF ONE, LLC


                                          By:  /s/ Theresa A. Hoyt
                                              ----------------------------------
                                              Name:   Theresa A. Hoyt
                                              Title:  Vice President


                                          BRASCAN CORPORATION


                                          By:  /s/ Joseph Freedman
                                              ----------------------------------
                                              Name:   Joseph Freedman
                                              Title:  Senior Vice President

                                          EDPER PARTNERS LIMITED


                                          By:  /s/ Brian Lawson
                                              ----------------------------------
                                              Name:   Brian Lawson
                                              Title:  President

                                          BARRY S. BLATTMAN

                                          /s/ Barry S. Blattman
                                          --------------------------------------

-----------------------------------    -----------------------------------------
                                                     Page 9 of 13 Pages
-----------------------------------    -----------------------------------------


                                   SCHEDULE II
                               BRASCAN CORPORATION


Conrad M. Black
                 Citizenship:                             United Kingdom
                 Business Address:                        10 Toronto Street, Toronto, Ontario M5C 2B7
                 Present Principal
                 Occupation or Employment:                Chairman and Chief Executive Officer
                 Employer:                                Hollinger Inc.
                 Employer's Business:                     Publishing company
                 Employer's Address:                      Same as Employment Address

James J. Blanchard
                 Citizenship:                             United States
                 Business Address:                        901 - 15th Street N.W., Washington, D.C. 20005
                 Present Principal
                 Occupation or Employment:                Partner
                 Employer:                                Piper Rudnick
                 Employer's Business:                     Law firm
                 Employer's Address:                      Same as Business Address

Jeffrey M. Blidner
                 Citizenship:                             Canada
                 Business Address:                        BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
                 Present Principal
                 Occupation or Employment:                Managing Partner and Chairman
                 Employer:                                Brascan Corporation
                 Employer's Business:                     Real estate, power generation and financial services
                 Employer's Address:                      Same as Business Address

Jack L. Cockwell
                 Citizenship:                             Canada
                 Business Address:                        BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
                 Present Principal
                 Occupation or Employment:                Co-Chairman
                 Employer:                                Brascan Corporation
                 Employer's Business:                     Real estate, power generation and financial services
                 Employer's Address:                      Same as Business Address

John P. Curtin, Jr.
                 Citizenship:                             United States
                 Business Address:                        85 Broad Street, 16th Floor, New York, N.Y. 10004
                 Present Principal
                 Occupation or Employment:                Managing Director, Investment Banking Division
                 Employer:                                Goldman, Sachs & Co.
                 Employer's Business:                     Investment banking company
                 Employer's Address:                      Same as Business Address


-----------------------------------    -----------------------------------------
                                                     Page 10 of 13 Pages
-----------------------------------    -----------------------------------------

Roberto P.C. de Andrade
        Citizenship:                                  Brazil
        Business Address:                             Rua Lauro Muller, 116 - 29(degree) andar, CEP. 22299.
                                                      900 Botafogo, Rio de Janeiro, Brazil
        Present Principal
        Occupation or Employment:                     Chairman and Director
        Employer:                                     Brascan Brazil Ltd.
        Employer's Business:                          Real estate, agribusiness and financial services
        Employer's Address:                           Same as Business Address

Sen. J. Trevor Eyton
        Citizenship:                                  Canada
        Business Address:                             44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2
        Present Principal
        Occupation or Employment:                     Member of the Senate of Canada
        Employer:                                     The Senate of Canada
        Employer's Business:                          Government
        Employer's Address:                           Room 561-5, Centre Block, Parliament Buildings, Ottawa, Ontario K1A 0A4

J. Bruce Flatt
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     President & Chief Executive Officer
        Employer:                                     Brascan Corporation
        Employer's Business:                          Real estate, power generation and financial services
        Employer's Address:                           Same as Business Address

Julia E. Foster
        Citizenship:                                  Canada
        Business Address:                             151 Bloor Street West, 5th Floor, Toronto, Ontario M5S 1T6
        Present Principal
        Occupation or Employment:                     Chair
        Employer:                                     Ontario Arts Council
        Employer's Business:                          Arts funding organization
        Employer's Address:                           Same as Business Address

James K. Gray
        Citizenship:                                  Canada
        Business Address:                             605 Fifth Ave. S.W., Suite 2800, Calgary, Alberta T2P 3H5
        Present Principal
        Occupation or Employment:                     Corporate Director
        Employer:                                     N/A
        Employer's Business:                          N/A
        Employer's Address:                           N/A

Lynda C. Hamilton
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     President
        Employer:                                     Edper Investments Limited
        Employer's Business:                          Investment company
        Employer's Address:                           Same as Business Address


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                                                     Page 11 of 13 Pages
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Robert J. Harding
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     Chairman
        Employer:                                     Brascan Corporation
        Employer's Business:                          Real estate, power generation and financial services
        Employer's Address:                           Same as Business Address

David W. Kerr
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4100, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     Chairman
        Employer:                                     Noranda Inc.
        Employer's Business:                          Mining and metallurgy
        Employer's Address:                           Same as Business Address

Philip B. Lind
        Citizenship:                                  Canada
        Business Address:                             333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
        Present Principal
        Occupation or Employment:                     Vice-Chairman
        Employer:                                     Rogers Communications Inc.
        Employer's Business:                          Diversified communications company
        Employer's Address:                           Same as Business Address

Roy MacLaren
        Citizenship:                                  Canada
        Business Address:                             121 King Street W., Suite 840, Toronto, Ontario M5H 3T9
        Present Principal
        Occupation or Employment:                     Corporate Director
        Employer:                                     N/A
        Employer's Business:                          N/A
        Employer's Address:                           N/A

Jack M. Mintz
        Citizenship:                                  Canada
        Business Address:                             125 Adelaide Street E., Toronto, Ontario M5C 1L7
        Present Principal
        Occupation or Employment:                     President & Chief Executive Officer
        Employer:                                     C.D. Howe Institute
        Employer's Business:                          Public policy institute
        Employer's Address:                           Same as Business Address

Saul Shulman
        Citizenship:                                  Canada
        Business Address:                             #2300 - 200 King Street W., Toronto, Ontario M5H 3W5
        Present Principal
        Occupation or Employment:                     Senior Partner
        Employer:                                     Goodman & Carr
        Employer's Business:                          Law firm
        Employer's Address:                           Same as Business Address


-----------------------------------    -----------------------------------------
                                                     Page 12 of 13 Pages
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George S. Taylor
        Citizenship:                                  Canada
        Business Address:                             R.R. #3, 4675 Line 3, Street Marys, Ontario N4X 1C6
        Present Principal
        Occupation or Employment:                     Corporate Director
        Employer:                                     N/A
        Employer's Business:                          N/A
        Employer's Address:                           N/A

Brian D. Lawson
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     Executive Vice-President and Chief Financial Officer
        Employer:                                     Brascan Corporation
        Employer's Business:                          Real estate, power generation and financial services
        Employer's Address:                           Same as Business Address

Edward C. Kress
        Citizenship:                                  Canada
        Business Address:                             BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
        Present Principal
        Occupation or Employment:                     Executive Vice President
        Employer:                                     Brascan Corporation
        Employer's Business:                          Real estate, power generation and financial services
        Employer's Address:                           Same as Business Address

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                                                     Page 13 of 13 Pages
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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                    Description
-----------                    -----------

Exhibit 99.6 Letter, dated July 27, 2005, from BREF Partners to the Company's financial advisor, Citigroup Global Markets Inc.